June 26, 2009

JPMorgan Tax Aware Short-Intermediate Income Fund

JPMorgan Trust I

245 Park Avenue

New York, New York 10167

JPMorgan Short-Intermediate Municipal Bond Fund

JPMorgan Trust II

245 Park Avenue

New York, New York 10167

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated June 12, 2009, between JPMorgan Trust I, a Delaware business trust (the “Target Trust”), on behalf of JPMorgan Tax Aware Short-Intermediate Income Fund (“Target Fund”), and JPMorgan Trust II, a Delaware business trust (the “Acquiring Trust”), on behalf of JPMorgan Short-Intermediate Municipal Bond Fund (“Acquiring Fund”).  The Agreement describes a proposed transaction (the “Transaction”) to occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the “ Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Target Fund following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund.  This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 8.5 of the Agreement.  Capitalized terms not defined herein are used herein as defined in the Agreement.

Target Fund is a series of the Target Trust, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company.  Shares of Target Fund are redeemable at net asset value at each shareholder’s option.  Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Acquiring Fund is a series of the Acquiring Trust, which is registered under the 1940 Act as an open-end management investment company.  Shares of Acquiring Fund are redeemable at net asset value at each shareholder’s option.  Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

JPMorgan Tax Aware Short-Intermediate Income Fund

JPMorgan Short-Intermediate Municipal Bond Fund

June 26, 2009

For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement dated April 24, 2009, and such other items as we have deemed necessary to render this opinion.  In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

Based on the foregoing representations and assumption and our review of the documents and items referred to above, we are of the opinion that for U.S. federal income tax purposes:

(i)

The Transaction will constitute a reorganization within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)

Under Section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

(iii)

Under Section 362(b) of the Code, the basis in the hands of Acquiring Fund of the assets of Target Fund transferred to Acquiring Fund in the Transaction will be the same as the basis of such assets in the hands of Target Fund immediately prior to the transfer;

(iv)

Under Section 1223(2) of the Code, the holding periods of the assets of Target Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Target Fund;

(v)

Under Section 361 of the Code, no gain or loss will be recognized by Target Fund upon the transfer of Target Fund’s assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund, or upon the distribution of Acquiring Fund Shares by Target Fund to its shareholders in liquidation;

(vi)

Under Section 354 of the Code, no gain or loss will be recognized by Target Fund shareholders upon the exchange of their Target Fund shares for Acquiring Fund Shares;

(vii)

Under Section 358 of the Code, the aggregate basis of Acquiring Fund Shares a Target Fund shareholder receives in connection with the Transaction will be the same as the aggregate basis of his or her Target Fund shares exchanged therefor;

JPMorgan Tax Aware Short-Intermediate Income Fund

JPMorgan Short-Intermediate Municipal Bond Fund

June 26, 2009

(viii)

Under Section 1223(1) of the Code, a Target Fund shareholder’s holding period for his or her Acquiring Fund Shares will be determined by including the period for which he or she held the Target Fund shares exchanged therefor, provided that he or she held such Target Fund shares as capital assets; and

(ix)

Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

We express no view with respect to the effect of the Transaction on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or (ii) on the termination or transfer thereof without reference to whether such a termination or transfer would otherwise be a taxable transaction.

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JPMorgan Tax Aware Short-Intermediate Income Fund

JPMorgan Short-Intermediate Municipal Bond Fund

June 26, 2009

Our opinion is based on the Code, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion.  The legal authorities on which this opinion is based may be changed at any time.  Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP